

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 3, 2010

American Wagering, Inc.
Victor Salerno-Chief Executive Officer
675 Grier Drive
Las Vegas, Nevada 89119

>   **Re: American Wagering, Inc.**
>   **Form 10-K for the fiscal year ended January 31, 2010**
>   **Form 10-Q for quarterly period ended April 30, 2010**
>   **File Number: 000-20685**

Dear Mr. Salerno:

　　We have completed our review of your filings and do not have any further comments at this time.

>   Sincerely,

>   David R. Humphrey
>   Branch Chief